



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION (15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to

Commission file number 1-10816

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

MGIC PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MGIC INVESTMENT CORPORATION
MGIC Plaza, 250 East Kilbourn Avenue
Milwaukee, WI 53202

Exhibit Index on Page 18

MGIC PROFIT SHARING AND SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Ste. 1800
Milwaukee WI 53202-9845
Telephone (414) 212 1600
Facsimile (414) 212 1880

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
MGIC Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MGIC Profit Sharing and Savings Plan (the "Plan") at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Milwaukee, Wisconsin
June 22, 2010

MGIC PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
Assets:		
Investments:		
Mutual funds	$ 135,532,739	$ 113,931,700
Employer stock	12,097,053	5,338,394
Common collective trust	37,675,431	34,033,710
Participant loans	1,115,707	1,105,778
	186,420,930	154,409,582
Receivables:		
Contributions:		
Employer - profit sharing	1,773,016	1,873,590
Employee - contributions	0	226,497
Employer - match	0	171,002
	1,773,016	2,271,089
Net assets available for benefits at fair value	188,193,946	156,680,671
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	835,603	2,628,370
Net assets available for benefits	$ 189,029,549	$ 159,309,041

The accompanying notes are an integral part of these financial statements.

MGIC PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Contributions:		
Employer - matching	$ 1,452,826	$ 2,041,003
Employer - profit sharing	1,773,016	1,873,590
Employee - contributions	7,122,124	8,280,871
Total contributions	10,347,966	12,195,464
Investment income (loss):		
Dividends	3,175,321	5,103,152
Interest	71,980	87,121
Net appreciation (depreciation) in fair value of investments	34,981,298	(82,123,020)
Total investment income (loss)	38,228,599	(76,932,747)
Benefits paid	(18,856,057)	(17,016,606)
Net additions (deductions)	29,720,508	(81,753,889)
Net assets available for benefits, beginning of year	159,309,041	241,062,930
Net assets available for benefits, end of year	$ 189,029,549	$ 159,309,041

The accompanying notes are an integral part of these financial statements.

MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The MGIC Profit Sharing and Savings Plan (the "Plan") was established effective December 1, 1984, for the purpose of providing profit sharing and savings plan benefits as well as to add a "cash or deferred arrangement" qualified under Section 401(k) of the Internal Revenue Code of 1986 (the "Code"), effective January, 1986, to eligible employees of MGIC Investment Corporation (the "Company") employed on or after that date. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA").

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement and the Summary Plan Description for more complete information.

General and Eligibility. The Plan covers employees of the Company. Employees are eligible to participate in the savings components of the Plan on their first day of employment. Employees are eligible to participate in the Profit Sharing component of the Plan as of the January 1st or July 1st nearest to the date in which they have completed 12 consecutive months of employment.

Contributions. Participating employees of the Company may make voluntary contributions, through payroll deductions, on a before-tax basis (401(k) contributions), and Roth 401(k) Savings Contributions, limited to $16,500 for participants under age 50 and $22,000 for participants over age 50, and limited by the $49,000 defined contribution limit from all plan contribution sources. After-tax savings contributions will no longer be permitted after December 31, 2009. Participants may change their contributions at any time. A matching employer contribution is made on employees' before-tax and Roth contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Employer profit sharing contributions are determined by the Board of Directors of the Company. Such contributions, if any, are made on an annual basis. Employer profit sharing contributions are allocated to the individual participants' accounts in the ratio of the individual participants' eligible compensation to the total of all participants' compensation.

Participants are allowed an election to allocate contributions among a variety of options in increments of 1%. Employer matching and profit sharing contributions are allocated among the investment options in the same manner as participant contributions. In the absence of such an election, for continuing participants, the prior investment election remains in effect, and for new participants, all contributions are invested in the Company's Qualified Default Investment Fund (QDIA), the Balanced Model.

Company Stock. The MGIC Investment Corporation Unitized Stock Fund was closed to new investments and fund transfers into the fund effective March 30, 2009. Employees can still execute transfers out of the fund. Any dividends paid will be invested in the fund.

The following features are available to the Plan's participants:

- The plan account is updated daily, providing daily market valuation.

- A toll-free, 24-hour hotline is available, in addition to a website, to access plan account information such as total current balance, balance by fund, and a projection feature for various contribution and earnings rate assumptions.

- The hotline and website are available to transfer existing account balances and to change the investment election for future contributions to the Plan as frequently as the participants desire.

Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Benefit Payments. At retirement, death or disability, a participant is entitled to receive as benefits the amount credited to their account. If employment is terminated for any other reason, a participant is entitled to the portion of their account attributable to their own contributions plus their vested interest in the portion of their account attributable to employer contributions. The active participant may request withdrawals from their 401(K) account in the event of financial hardship, as defined by Internal Revenue Service (IRS) regulations and from their profit sharing account for hardship reasons or for personal reasons (a personal withdrawal is allowed once every 10 years after 5 years of service).

Vesting and Forfeitures. Participants are vested immediately in their contributions plus actual earnings there on. The portion representing employer match and profit sharing contributions vests with the participant as follows:

Years of Vesting Service at the Date of Termination	Percentage of Account Balance Representing Vested Interest
1	0%
2	50%
3	75%
4 or more	100%

Any portion of the employer contributions that has not vested at termination is forfeited after a one year break in service. Forfeitures of employer profit sharing and employer matching contributions are applied as a reduction of future matching contributions payable by the employer. For 2009, $158,594 of forfeitures were used to reduce matching contributions, and the balance in the forfeiture account at December 31, 2009 was $152,811.

Participant Loans. Loans from the Plan are available to the Plan's participants in the event of financial hardship or upon attainment of age 59 ½ for personal reasons.

The minimum amount which may be borrowed is $1,000. The maximum loan is 50% of the participant's total vested account balance, up to $50,000 minus the highest balance of loans outstanding during the prior 12 month period. Loans are generally limited to one loan per calendar year, and are repaid through payroll deductions over a period of up to 5 years (up to 10 years for home purchase). The interest rate is prime rate plus 1% at the time the loan is issued and remains the same for the life of the loan. Upon approval of the loan, a processing fee is charged to the participant. At December 31, 2009, loans bore interest at rates ranging from 4.25% to 10.5% and were due at various dates through 2019.

2. Summary of Significant Accounting Policies

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein during the reporting period and, when applicable disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following are the significant accounting policies followed by the Plan:

<u>Method of Accounting</u>. The Plan's financial statements are prepared on the accrual basis of accounting.

<u>Recent Accounting Pronouncements.</u> For the year ending December 31, 2009, the Plan adopted the Financial Accounting Standards Board's (FASB) update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this guidance did not materiality impact the Plan's financial statements. See Note 10, Subsequent Events, for further discussion of subsequent events.

<u>Investments and Income Recognition.</u> Mutual funds and employer stock are reported at fair value based upon closing quotations on the last business day of the year. Common collective trust funds are valued at fair value of the assets that make up the common collective funds. Participant loans are valued at amortized cost, which approximate fair value. See Note 3, Fair Value Measurements, for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.

FASB Accounting Standards Codification (ASC) 962-325-35 states that defined-contribution plans should report all investments (including derivative contracts) at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the US Bank Stable Asset Fund collective trust investment. As required by the FASB ASC 962-205-45-2, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Dividend income is recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Since the Plan's investments are reported at fair value, the Statements of Changes in Net Assets Available to Benefits reflect both realized gains and losses and unrealized appreciation and depreciation of investments.

Plan Costs and Expenses. In 2009 and 2008, benefit disbursing expenses, trustee fees, investment management service fees and administrative costs of the Plan were voluntarily paid for by the Company.

Contributions. Profit sharing contributions from the Company are accrued as authorized at the discretion of its Board of Directors. Contributions from employees and matching employer contributions are recorded on the accrual basis.

Benefits. Benefits are recorded when paid.

3. Fair Value Measurements FASB ASC 820, Fair Value Measurements and Disclosure, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks: Valued at the closing price reported in the active market in which the individual securities are traded.

Common collective trust funds: Valued at the net asset value of units held by the Plan at year-end, and generally, include the use of significant observable inputs in determining the unit value.

Mutual funds: Valued at the net asset value of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008:

	Assets at fair value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Mutual funds	$135,532,739	$0	$0	$135,532,739
Employer stock	12,097,053	0	0	12,097,053
Common collective trusts	0	37,675,431	0	37,675,431
Participant loans	0	0	1,115,707	1,115,707
Total assets at fair value	$147,629,792	$37,675,431	$1,115,707	$186,420,930

Assets at fair value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual funds	$113,931,700	$0	$0	$113,931,700
Employer stock	5,338,394	0	0	5,338,394
Common collective trusts	0	34,033,710	0	34,033,710
Participant loans	0	0	1,105,778	1,105,778
Total assets at fair value	$119,270,094	$34,033,710	$1,105,778	$154,409,582

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009 and 2008:

Level 3 Assets
Year Ended December 31
Participant Loans

	2009	2008
Balance, beginning of year	$1,105,778	$1,157,966
Purchases, sales, issuances and settlements (net)	9,929	(52,188)
Balance, end of year	$1,115,707	$1,105,778

4. Investments

The Plan's investments are held by Orchard Trust Company. The following table presents the fair value of those investments at December 31, 2009 and 2008:

	2009		2008	
Mutual fund:				
First American Core Bond Fund	$ -		$ 18,362,968	*
First American Inflation Protected Secs Fund	5,335,866		3,824,862	
First American MidCap Growth Opp. Fund	12,539,155	*	9,689,790	*
First American Real Estate Securities Fund	2,137,362		1,281,109	
American Funds EuroPacific Fund	13,658,205	*	10,358,641	*
FMI Common Stock Fund	2,676,430		2,129,064	
Harbor Capital Appreciation Fund	4,229,378		3,063,910	
PIMCO Total Return Instl. Fund	21,746,854	*	-	
Pioneer Fund Class Y	2,551,255		2,082,285	
Vanguard Institutional Index Fund	31,494,998	*	28,173,307	*
Vanguard Mid Capitalization Index Ins. Fund	3,750,236		3,379,068	
Dodge & Cox Balanced Fund	17,607,821	*	17,169,610	*
UMB Scout International Fund	1,380,324		1,138,981	
Vanguard Small Cap Value Index Inst. Fund	5,137,893		4,246,267	
Vanguard Small Cap Growth Index Inst. Fund	5,869,377		4,548,400	
Vanguard Windsor II Fund - Admiral	791,417		182,665	
Goldman Sachs MidCap Value Fund Inst.	4,626,168		4,300,774	
Mutual fund total	135,532,739		113,931,701	
MGIC Investment Corporation Unitized Stock Fund	12,097,053	*	5,338,394	
Common collective trust:				
US Bank Stable Asset Fund	37,675,431	*	34,033,710	*
Participant Loans	1,115,707		1,105,778	
	$ 186,420,930		$ 154,409,583	

* Represents greater than 5 percent of net assets available for benefits.

The Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $34,981,298 and $(82,123,020) during 2009 and 2008, respectively, as follows:

	2009	2008
Mutual funds invested in fixed maturities	$ 1,508,555	$ (4,811,879)
Mutual funds invested in equities	25,806,815	(61,451,884)
Employer stock	6,930,260	(17,241,641)
Common collective trust	735,668	1,382,384
Net appreciation (depreciation)	$ 34,981,298	$ (82,123,020)

5. Tax Status

The Plan is intended to be a qualified plan under Section 401(a) and 401(k) of the Code and therefore exempt from Federal income taxes under the provisions of Section 501(a). The Company has received a favorable determination of tax exempt status for the Plan from the IRS in a letter dated May 22, 2002. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code.

6. Party-In-Interest Transactions

All transactions involving employer stock and loans to participants are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated or should the Company elect to discontinue contributions, participants become fully vested, and the plan assets would be converted to cash and distributed to participants in accordance with their account balance.

8. Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could continue to materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$ 189,029,549	$159,309,041
Adjustment from contract value to fair value on Form 5500	(835,603)	(2,628,370)
Net assets available for benefits per the Form 5500	$188,193,946	$156,680,671

The following is a reconciliation of net additions (deductions) per the financial statements for the year ended December 31, 2009 and 2008 to the Form 5500:

	For the Year Ended 2009	For the Year Ended 2008
Net additions (deductions) per the financial statements	$ 29,720,508	($81,753,889)
Adjustment from contract value to fair value on Form 5500	1,792,767	(2,214,278)
Amounts per Form 5500	$ 31,513,275	($83,968,167)

10. Subsequent Events

Management has evaluated the events and transactions that have occurred through the date of this filing and noted no items requiring adjustment of the financial statements or additional disclosures.

MGIC PROFIT SHARING AND SAVINGS PLAN
FORM 5500, SCHEDULE H PART IV ITEM I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

COLUMN A	COLUMN B	COLUMN C	COLUMN E
	IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT	CURRENT VALUE
	First American Inflation Protected Secs Fund	529,877.48 shares, registered investment company	5,335,866
	First American Mid Cap Growth Opp. Fund	366,427.67 shares, registered investment company	12,539,155
	First American Real Estate Securities Fund	149,465.90 shares, registered investment company	2,137,362
	American Funds EuroPacific Fund	356,797.42 shares, registered investment company	13,658,205
	Dodge & Cox Balanced Fund	274,993.30 shares, registered investment company	17,607,821
	FMI Common Stock Fund	125,831.22 shares, registered investment company	2,676,430
	Harbor Capital Appreciation Fund	128,279.60 shares, registered investment company	4,229,378
	Goldman Sachs MidCap Value Fund Inst.	158,593.32 shares, registered investment company	4,626,168
	PIMCO Total Return Instl. Fund	2,013,597.50 shares, registered investment company	21,746,854
	Pioneer Fund Class Y	71,184.57 shares, registered investment company	2,551,255
	Vanguard Institutional Index Fund	308,835.05 shares, registered investment company	31,494,998
	Vanguard Mid Capitalization Index Ins Fund	228,672.93 shares, registered investment company	3,750,236
	Vanguard Small Cap Growth Index Inst. Fund	348,330.96 shares, registered investment company	5,869,377
	Vanguard Small Cap Value Index Inst. Fund	392,505.15 shares, registered investment company	5,137,893
	Vanguard Windsor II Fund - Admiral	18,829.82 shares, registered investment company	791,417
	UMB Scout International Fund	47,368.71 shares, registered investment company	1,380,324
*	Various participants	Loans to participants, interest at 4.25% to 10.5%, due through 2019	1,115,707
*	MGIC Investment Corporation Unitized Stock Fund	2,328,066.58 shares, common stock	12,097,053
	US Bank Stable Asset Fund	969,376.38 shares, common collective investment fund	37,675,431
			$186,420,930

* Party-in-interest investment.

Cost information in Column D is not applicable for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MGIC Profit Sharing and Savings Plan
(Name of Plan)

June 22, 2010

Plan Administrative Committee,
acting as Plan Administrator



By:
Kurt J. Thomas

MGIC PROFIT SHARING AND SAVINGS PLAN AND TRUST

FORM 11-K ANNUAL REPORT

Exhibit Number	Description of Exhibit	Sequentially Numbered Page
24	Consent of PricewaterhouseCoopers LLP	19

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-157053) of MGIC Investment Corporation of our report dated June 22, 2010 relating to the financial statements and supplemental schedule of MGIC Profit Sharing and Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
June 22, 2010